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                                                                     EXHIBIT 12


                           ILINC COMMUNICATIONS, INC.
                       RATIO OF EARNINGS TO FIXED CHARGES


       The following table sets forth the Company's earnings to fixed charges for the periods indicated:

                                                     YEAR ENDED MARCH 31,
                                            -----------------------------------
                                                2004         2003       2002
                                            -----------  ----------  ----------
Ratio of Earnings to Fixed Charges (a)           (a)          (a)        (a)


(a) Due to the loss recorded in 2004, 2003 and 2002 the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of $2.3 million, $3.9 million and $1.1 million to achieve a ratio coverage of 1:1 in 2004, 2003 and 2002.

(b) For the purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of income before income taxes and extraordinary items. Fixed charges consist of interest on all indebtedness, amortization of debt discount and expense, and that portion of rental expense that we believe to be representative of interest.